82-4569

ABSA

Group Secretariat
3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel 011 350 4000
Fax 011 350 4928
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat
3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel 011 350 4000
Faks 011 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

6 April 2004

04024079

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington DC 20549-0302
USA

SUPPL

FAX: 09 1 202 942 9624

Dear Sir/Madam

ABSA GROUP LIMITED: SENS ANNOUNCEMENT:

Attached please find a copy of an announcement by Absa Group Limited in respect of a proposed introduction of empowerment shareholders at Absa Group Limited level, published in the Securities Exchange News Service (SENS) of the Johannesburg Securities Exchange South Africa (JSE), today.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.

Yours faithfully

W R SOMERVILLE
GROUP COMPANY SECRETARY

PROCESSED
APR 07 2004
THOMSON FINANCIAL

4/6

- LOGO -

Absa Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1986/003934/06)
(JSE Code: ASA)(Issuer Code: AMAGB)
(ISIN : ZAE 000013389)
("Absa")

PROPOSED INTRODUCTION OF EMPOWERMENT SHAREHOLDERS INTO ABSA

1. INTRODUCTION

1.1 Absa's stated purpose is "to be partners in growing South Africa's prosperity by being South Africa's leading financial services group, serving all our stakeholders".

Absa accordingly believes that meaningful black participation at all levels of the South African economy is a national priority in order to ensure sustainable socio-political, financial and economic stability for all. South African economic growth will largely depend on the extent to which black South Africans participate in the economy. To this end and as Absa is essentially a South African institution, Absa aims to facilitate significant participation by enhancing its engagement with black individuals and black-owned businesses – as shareholders, customers, employees, suppliers and members of the community.

1.2 Absa was an active participant in the development of the Financial Sector Charter ("the Financial Charter") and is intent on meeting its direct shareholder obligations by facilitating the introduction of 10% direct black ownership at the Absa holding company level. This together with the estimated indirect black shareholdings of between 12% and 14%, as independently surveyed by the Business Map Foundation on behalf of the South African Banking Council in 2003, should enable Absa to substantially comply with the Financial Charter requirement of a 25% level of black ownership.

1.3 The Absa board of directors has accordingly proposed, subject to the fulfilment of inter alia the suspensive conditions set out in 8 below, the introduction of new shareholder groupings consisting of:

- broad-based black economic empowerment ("BEE") groupings ("BEE groupings") which will between them subscribe in cash for new shares representing 10% of the enlarged issued share capital of Absa ("the BEE ownership transaction"); and
- a once-off Absa employee share ownership programme ("ESOP") which will through a new trust ("the Absa ESOP Trust") subscribe in cash for new shares representing up to 1% of the enlarged issued share capital of Absa ("the Absa ESOP transaction"),

(collectively "the proposed transactions").

2. ABSA'S RATIONALE FOR THE PROPOSED TRANSACTIONS

2.1 Absa's approach to black economic empowerment

Absa's BEE policy, based on a long-term strategy with short-term and medium-term objectives, is guided by economic imperatives and statutory requirements and includes a process of consultation with all role-players.

The goal of this strategy is to be a partner in sustainable social and economic upliftment, and the objectives have been formulated with Absa's respective BEE stakeholders in mind. They are:

BEE stakeholders	Objective
Shareholders	To realign the existing shareholding and directorships to include a meaningful proportion of black shareholders and directors.
Customers	To grow a profitable BEE customer base.
Employees	To enhance Absa's ability to value and grow diversity within the group.
Suppliers	To establish a significant BEE supplier base.
Community	To grow partnerships by providing financial and other resources to disadvantaged communities so as to ensure their sustainable development.

By introducing empowerment shareholders in terms of the proposed BEE ownership transaction, Absa will have achieved the shareholder objective stated above.

2.2 Ongoing development of Absa

The proposed transactions represent important milestones in Absa's ongoing development. The BEE groupings will materially assist in enhancing the company's growth prospects, for the benefit of its current and future shareholders. They will assist in positioning Absa as an entity with the profile and capacity to deliver quality services to key segments of the South African business community, including corporates, government and parastatals. They will provide the catalyst to sustain and provide further advances in each stakeholder component (being shareholders, customers, employees, suppliers and members of the community) of Absa's broader BEE strategy. The proposed transactions demonstrate not only Absa's continuing commitment to grow its business, but also its resolve towards meaningful transformation at all levels of its business.

2.3 Absa employee diversity

Absa acknowledges that one of its strengths lies in its employees and has therefore committed itself to creating a positive, supportive, healthy and diversity-friendly working environment, where employees can achieve their full potential through development opportunities and challenging work, with the assurance of being recognised and rewarded for excellence. Accordingly, the directors of Absa believe it is important for all employees of all South African wholly-owned subsidiaries of Absa – including South African employees on secondment elsewhere within the group, but excluding executive directors of Absa and Absa Bank Limited ("Absa Bank") – to participate in the Absa ESOP transaction. As at 29 February 2004, the total employee complement of Absa

was 29 865 of whom 12 513 (or 41,9%) were black South Africans, Coloureds and Indians.

2.4 The Financial Charter

2.4.1 The entire financial sector committed itself to the development of a BEE Charter at the Nedlac Financial Sector Summit in August 2000. Absa was an active participant in the writing of the Financial Charter, that was released on 17 October 2003. It's introduction notes:

- "BEE is a mechanism aimed at addressing inequalities and mobilising the energy of all South Africans. It will contribute towards sustained economic growth, development and social transformation in South Africa;
- "inequalities also manifest themselves in the country's financial sector. A positive and proactive response from the sector through the implementation of BEE will further unlock the sector's potential, promote its global competitiveness, and enhance its world-class status;
- "equally, the financial stability and soundness of the financial sector and its capacity to facilitate domestic and international commerce is central to the successful implementation of BEE."

Clause 10.1 of the Financial Charter provides that "each financial institution will have a minimum target of 25% black ownership, measured at the holding company level, by 2010". Clause 10.2 states that a minimum of 10% has to be direct black ownership, the balance being indirect ownership. An independent survey, commissioned by the South African Banking Council and conducted by the Business Map Foundation in January 2003, estimated that Absa then had between 12% and 14% indirect black ownership.

2.4.2 Absa is confident that the proposed BEE ownership transaction will result in Absa's compliance with the Financial Charter in terms of direct ownership.

3. BROAD-BASED EMPOWERMENT GROUPINGS

3.1 Selection process

In order to maximise its objectives in selecting the broad-based BEE groupings to be introduced as its new shareholders, Absa selected Mr Tokyo Sexwale as lead promoter who in turn appointed Mrs Nthobi Angel and Mr Leslie Maasdorp ("the Promoters") to assist Absa in:

- formulating criteria for the composition of appropriate groupings, which formulated criteria required that:
    - participants should immediately be able to add meaningful value to Absa;
    - participants should be groups rather than individuals;
    - the respective groups should have strong leadership and a wide base of shareholders;
    - the combined groups should have appropriate national representation; and
    - the groups should represent a broad range of BEE shareholders; and

- proposing, sourcing and forming appropriate BEE groupings, in line with the formulated criteria.

The selected BEE groupings, comprising members who will contribute a wide range of skills and attributes, shall be:

- **broad-based** (i.e. members represent broad-based empowerment companies, community-based development trusts or foundations, and empowerment groupings for women and youth); and
- **representative** of a countrywide spectrum of empowerment parties, thereby being fully representative of the geographical spread of the Absa group across all provinces in South Africa.

Mr Tokyo Sexwale has been a non-executive director of Absa since 2001. His entrepreneurial and leadership qualities and his standing in the business community, together with his contribution and understanding of the Absa business, ideally placed him in the position to lead the Absa empowerment initiative. Mr Tokyo Sexwale in turn and with the support of the Absa board appointed two further business co-leaders – Mrs Nthobi Angel and Mr Leslie Maasdorp – to assist in this initiative.

3.2 Establishment of Newco

The BEE groupings' interest in Absa is structured and will be held via an intermediate holding company, Main Street 169 (Proprietary) Limited ("Newco") – see 4.1 below.

3.3 The BEE groupings (to be known as the Batho Bonke consortium)

A brief summary of the proposed members and their Newco shareholdings are set out below:

	Description	Shareholdings
1	Mvelaphanda Holdings (Proprietary) Limited	
	Leslie Maasdorp grouping	
	Nthobi Angel grouping	
	Community trusts	
	Business people	
	Charities	50%
2	Regional groupings	
	Regional community trusts	
	BEE companies	
	Women groupings	
	Rural-based formations	
	Business associations	50%
		100%

Absa is of the view that the proposed BEE groupings comply with the criteria set out in 3.1 above.

Newco, the Promoters and the initial members of the BEE groupings, being the three Promoters' companies and the nine regional co-ordinators, shall procure that the future members' shares in Newco are transferred to such members by 30 September 2004, the additional time being required in order to ensure that each and every grouping is individually dealt with as part of the process of achieving the objective of broad-based empowerment (refer 4.5 for further details). Absa and Newco shall remain intimately involved with this process, ensuring that such shares are transferred in accordance with the above objective and to eligible historically disadvantaged South Africans

("HDSA's") (being HDSA's as defined in the Financial Charter).

3.4 BEE groupings' rationale for the proposed BEE ownership transaction

3.4.1 The proposed BEE ownership transaction presents an attractive opportunity to secure a material interest in Absa, with critical mass and scale. It also presents the BEE groupings with an opportunity to assist Absa in growing its business, and in so doing increase the value of their investment.

3.4.2 The implementation of the proposed BEE ownership transaction, as described in 4.2 below, will have the following benefits for the BEE groupings:

- the BEE groupings will immediately have full voting rights in Absa and will participate with all issued ordinary Absa shares;
- the BEE groupings will be entitled to nominate two directors, in addition to Mr TMG Sexwale who shall remain on the Absa board as a non-executive director and shall not be regarded as a nominee of Newco, for appointment to the Absa board and will therefore be able to add meaningful input and value at board level;
- the dividend yield and redemption terms of the redeemable preference shares should support initial funding arrangements for the BEE groupings to subscribe for the redeemable preference shares as described in 4.3 below;
- the option-period terms of the redeemable preference shares will afford the BEE groupings sufficient time to raise the further funding needed to exercise the options for the purpose of subscribing for new ordinary shares in Absa, as described in 4.3 below; and
- the BEE groupings are afforded a measure of downside protection in the event of an adverse market movement in the Absa ordinary share price.

4. KEY TERMS OF THE PROPOSED TRANSACTIONS

4.1 Structure of the proposed BEE ownership transaction and the Absa ESOP transaction


Shareholders' agreement between Newco shareholders, Newco and Absa
Absa ESOP Trust Deed
Newco shareholders (being BEE groupings)
Eligible employees
Existing ordinary shareholders
Newco
Absa ESOP Trust
Relationship agreement between Absa, the Promoters and Newco
89%
10%
1%
Absa

The BEE groupings' interest in Absa is to be structured and held via an intermediate holding in Newco. The purpose of utilising the Newco structure, other than certain administrative convenience, is to:

- provide a conduit for easy communication between Absa and the BEE groupings;
- facilitate as widespread a BEE initiative as possible without losing the benefit of the value these groups can add throughout the Absa business;
- ensure that the newly issued Absa shares remain in BEE hands – as Newco will remain controlled by HDSA's – in order to ensure Financial Charter compliance;
- facilitate funding arrangements for the individual BEE groupings; and
- facilitate a meaningful combined shareholding in Absa in order to allow nomination for appointment of the BEE directors to the Absa board and to vote a meaningful block of 10% of the voting rights in Absa.

The Absa employees' new interest in Absa will be facilitated through a newly created employee share ownership administrative trust ("the Absa ESOP Trust"), which will be established for the purpose of implementing and administering the Absa employee share ownership programme set out in the trust deed in an efficient and cost-effective manner. Whilst the Absa ESOP Trust will be the sole registered shareholder of the new shares, the participating Absa employees will be the beneficial owners of the new shares and the trustees will administer the new shares as nominee for the employees.

4.2 Mechanics of the proposed BEE ownership transaction and the Absa ESOP transaction

The proposed transactions will be implemented as follows:

- Absa is to create a new class of share, namely a redeemable cumulative option-holding preference share with a par value of R2.00 ("redeemable preference share").
- Absa is, with appropriate shareholder approval, to issue by way of specific issues for cash ("specific issues"):
  - a total of 73 152 300 new redeemable preference shares at R2.00 each to Newco. Newco will be the sole beneficial and registered holder of the redeemable preference shares. All the Newco shareholders (that is, the BEE groupings) and directors of Newco will be HDSA's and Newco will therefore qualify as a black company for the purposes of the Financial Charter; and
  - a maximum of 7 315 200 new redeemable preference shares at R2.00 each to the Absa ESOP Trust.
- Each redeemable preference share has one option attached to it, entitling its holder to subscribe (on redemption of the relevant redeemable preference share) for one Absa ordinary share at the option strike price.
- When the options attached to the redeemable preference shares are exercised (in lots of 100 only), the redeemable preference shares will be redeemed (in lots of 100) at R2.00 per share and the option holder will be entitled to subscribe for new Absa ordinary shares at the option strike price.
- Any options not exercised will lapse on the fifth anniversary of the date of issue of the redeemable preference shares, and the redeemable preference shares shall be redeemed at R2.00 per share.
- Newco will raise the funding required for the subscription of 73 152 300 redeemable preference shares at R2.00 each, totalling R146,3 million.

- The relevant Absa employer companies will pay a once-off taxable bonus (estimated at a maximum amount of R19,8 million) to eligible Absa employees, such that each eligible employee will be entitled to a net cash bonus of R400.00 to fund the subscription (via the Absa ESOP Trust) of 200 redeemable preference shares at R2.00 each.

4.3 Salient terms of the redeemable preference shares

Issue price	R2.00 per redeemable preference share.
Dividend	Cumulative preferential cash dividend ranking in priority to any dividend declared in respect of the Absa ordinary shares. Dividend calculated on the par value of the redeemable preference share at a rate of 72% of the prime overdraft rate charged by Absa Bank to its most favoured customers. Payable six monthly in arrear on 30 September and 31 March of each year.
Options - Option strike price	Each redeemable preference share confers on its holder the right and option to subscribe for one Absa ordinary share in terms of the following pricing formula. If the 30-day volume-weighted average trading price on the JSE Securities Exchange South Africa ("JSE") of an Absa ordinary share on the date of exercise of the option is: - less than or equal to R70.00, then the option strike price is R48.00; or - greater than R70.00 but less than or equal to R100.00, then the option strike price is R48.00 plus R0.70 (70 cents) for each complete R1.00 increment in the share price over R70.00; or - greater than R100.00, then the option strike price is R69.00. The option strike price may be changed at the election of Absa, after consultation with Newco, if there is a change ininterpretation of accounting standards and/or a change of and/or new accounting standards which have the effect of any adjustments having to be made to the existing or any prior income statements and/or balance sheets and/or earnings per ordinary share and/or prior years profits of Absa, to a fixed price of R58.00.
- Option period and option exercise dates	Options may be exercised in lots of 100 at any time during the option period – being the period commencing on the first business day after the third anniversary of the date of issue of the redeemable preference shares and ending on the fifth anniversary of the date of issue – by notice in writing to the secretary (accompanied by payment of the option strike price). Such exercise and notice will be deemed to be effective only on 1 March, 1 June, 1 September or 1 December of each year (or if that day is not a business day, then the immediately succeeding business day, or if that day falls within an Absa "closed period", then the first business day following the expiry of the relevant closed period)".
- Lapse of options	Options not exercised by the fifth anniversary of the date of issue will lapse ("the final option exercise date").

Redemption - Redemption dates	The redeemable preference shares are automatically redeemable on the option exercise date immediately following the exercise of the option or on the fifth anniversary of the date of issue when it lapses: - if the option is exercised, then the underlying redeemable preference share is redeemable on the relevant option exercise date; or - if the option lapses, it is redeemable on the final option exercise date.
- Redemption price	Redeemable by Absa at par value (i.e. R2.00 per redeemable preference share).
Transfer of redeemable preference shares	Redeemable preference shares can be transferred only to eligible HDSA's.
Ranking pari passu with Absa ordinary shares	Save for the rights attached to the redeemable preference shares (as regards dividends, redemption and the options), each redeemable preference share shall rank pari passu with the Absa ordinary share in all respects, and in particular holders of the redeemable preference shares shall have the same rights as the holders of Absa ordinary shares as regards voting (subject to 4.7 below), notices, rights issues and any restructuring of Absa and/or its capital.

4.4 **Salient terms of the relationship agreement between Absa, the Promoters and Newco**

Absa, the Promoters and Newco have entered into a relationship agreement to protect both Absa's and Newco's rights under the BEE ownership transaction in terms of which new BEE groupings are to be introduced as shareholders of Absa.

Duration	The relationship agreement will endure from the signature date as follows: - if not one option is exercised, the agreement will endure until the options lapse; or - if one or more options are exercised, the agreement will endure until 31 March 2011 or such earlier date as Absa in its discretion may determine after it and its subsidiaries have complied fully with its empowerment requirements ("final date").
Subscription by Newco for redeemable preference shares	Newco is to subscribe on the third business day following the fulfilment of the last suspensive conditions referred to in paragraph .8 below for 73 152 300 redeemable preference shares at a subscription price of R2.00 per share (total of R146,3 million).
Rights of Newco to nominate directors to the board of Absa	Newco is to have the right to nominate one director to the board of Absa in respect of each complete 5% shareholding in Absa, subject to a maximum of 2 nominations. If at any time after the initial nominations, Newco's shareholding in Absa is diluted because of Absa issuing additional shares only, then such right shall remain for so long as Newco holds at least 4% (i.e. 80% of 5%) of the shares in the enlarged issued share capital of Absa. Mr TMG Sexwale will remain on the Absa board as a non-executive director, and shall not be regarded as a nominee of Newco.

Restrictions on sale or encumbrance by Newco of redeemable preference shares	Newco shall not sell or encumber any of the redeemable preference shares it holds in Absa prior to the final option exercise date, except when it is done with Absa's prior written consent.
Restrictions on sale or encumbrance by Newco of Absa ordinary shares	Newco shall be entitled, at any time on or after issue of any Absa ordinary shares to Newco pursuant to the exercise of the options, to sell or encumber up to 49,9% of the number of all of the Absa ordinary shares issued to and registered in the name of Newco. Newco undertakes to Absa, having regard to the broad-based black ownership empowerment strategy of Absa, to use its reasonable commercial endeavours to sell or encumber such shares to or in favour of HDSA's.
Exercise or lapse of options/redemption of redeemable preference shares	The Newco board will decide in its sole discretion whether or not to exercise from time to time all or any of the options. On exercise or lapse of any option, Absa will redeem the relevant redeemable preference share at par value, being R2.00 each. Newco will raise the funds necessary to pay the relevant option strike price in respect of options exercised. Absa will allot and issue the relevant Absa ordinary shares to Newco (or its nominee – being an eligible HDSA), after payment of the relevant option strike price.
No listing of redeemable preference shares or Newco shares	At no stage shall any of the redeemable preference shares or the Newco shares be listed on the JSE or on any recognised exchange.
Support and co-operation	Newco and each Promoter agrees at all times to actively and willingly promote and, where reasonably possible at the request of Absa, assist Absa in protecting, enhancing and promoting the business of Absa and its subsidiaries.
Restraint undertakings by Newco and each of the Promoters	Newco is to be restrained for so long as it is a shareholder of Absa and for a further period of 365 days thereafter, and each of the Promoters is to be restrained for so long as that Promoter holds shares in Newco and for a period of 365 days thereafter, from concluding or participating in any similar BEE transaction with any of the banking-related businesses of Absa's competitors.

4.5 Salient terms of the shareholders' agreement between Newco shareholders, Newco and Absa

Newco shareholders are to enter into a shareholders' agreement to regulate their affairs as shareholders in Newco. Absa will be a party to the agreement for the purposes of ensuring that Newco remains controlled by HDSA's.

Duration	The shareholders' agreement will endure from the date of signature until terminated by agreement between the parties.
Business of Newco	To acquire and hold up to 10% of the issued voting shares on a fully diluted basis in Absa, and no other assets or business.

Business of HDSA SPV	HDSA SPV (a nominal shareholder of Newco) has been established as a special purpose warehousing vehicle to ensure (through voluntary or compulsory pre-emptive and other mechanisms) that Newco remains controlled by HDSA's at all times prior to the final date. HDSA SPV has a period of six months after acquiring any Newco shares to sell such shares to eligible HDSA's.
Subscription by initial members of the BEE groupings for Newco shares	Each initial member of the BEE groupings (being the three Promoters' companies, HDSA SPV and the nine regional co-ordinators) shall subscribe for the Newco shares as principal and for future members of the BEE groupings. Such future members' shares will be sold and transferred to them by 30 September 2004, provided they are eligible HDSA's and have signed the shareholders agreement. Any shares set aside for future members and not sold and transferred by 30 September 2004 to approved future members will be transferred to HDSA SPV on 1 October 2004.
Restrictions on sale or encumbrance by Newco shareholders of Newco shares	Newco shareholders shall not be entitled prior to the final date to sell or encumber any Newco shares unless: - the Newco board approves the sale or encumbrance; - the relevant Newco shares are first offered to HDSA SPV and the Promoters under the rights of pre-emption; - the sale or encumbrance is to an eligible HDSA.
Pre-emptive rights over Newco shares	No Newco shares may be sold or encumbered unless the Newco shares are first offered to HDSA SPV and the Promoters' companies, subject to the Promoters not acquiring, together with their existing shares, more than 49,9% of all the issued shares of Newco (directly or indirectly) prior to the final date. Shares not taken up under the above offer will be offered to third-party investors who are eligible HDSA's.
Compulsory offers of Newco shares	If a Newco shareholder commits a breach of the agreement which is not remedied, then such Newco shareholder will be deemed to have offered his shares to HDSA SPV and the Promoters' companies. If Newco commits a breach of the agreement which is not remedied, then all Newco shareholders will be deemed to have offered their shares to HDSA SPV only. All shares so acquired by HDSA SPV will be sold to eligible HDSA's within six months. The shares offered herein will be offered at a price equal to their initial subscription prices of R0,10 (ten cents) per Newco share.
Newco board's powers and duties	The Newco board of directors shall manage Newco, including, inter alia, the right to nominate directors to the Absa board, the right to vote any shares in Absa, the responsibility to raise funding for the exercise of options and the right to exercise options.
Status of Absa	Absa is a party to the shareholders' agreement and has only rights (no obligations). Absa will cease to be a party (and its rights in terms of the shareholders' agreement will lapse) on the date the options lapse if not one option is exercised, or the final date if one or more options are exercised.

4.6 Salient terms of the Absa employee share ownership trust deed

Eligible employees	All employees of all South African wholly-owned subsidiaries of Absa – including South African employees on secondment elsewhere in the Absa group, but excluding executive directors of Absa and Absa Bank – will be able to participate in a once-off offer to them, on a basis that each employee will be issued and allocated (via the Absa ESOP Trust) 200 redeemable preference shares.
Funding of the subscription price of the redeemable preference shares	Each participant will be awarded, by Absa employer companies, a once-off taxable cash bonus with net proceeds of R400.00 (i.e. after deducting applicable employee related taxes), which will be used to subscribe for 200 redeemable preference shares at R2.00 each.
Exercise of options	Eligible participants may instruct the trustees only during the option period to exercise options (only in blocks of 100) provided, inter alia, the instruction is accompanied by evidence that the participant is still an eligible employee and by payment of the full amount of the option strike price in respect of 100 or 200 options to the Absa ESOP Trust.
Redemption of the redeemable preference shares	Absa will redeem the redeemable preference shares on exercise of the options by the trustees or on lapse of the options on the final option exercise date. In the case of options that are exercised, payment to the Absa ESOP Trust of the redemption monies of R2.00 per redeemable preference share will be set-off against the obligation of the Absa ESOP Trust to pay the full option strike price to Absa. In the case of options that lapse (because the participant ceases to be an eligible employee or because the participant elects not to exercise the option), the redemption monies of R2.00 per redeemable preference share will (notwithstanding anything to the contrary in the articles) be forfeited by the Absa ESOP Trust and the participants in favour of Absa.
The administrative trust as nominee for the participants	The Absa ESOP Trust will be the registered shareholder in respect of the redeemable preference shares, the ordinary share arising on the exercise of the options and other shares arising from rights issues and/or capitalisation issues. The participants will be the beneficial owners of such shares. The Absa ESOP Trust (as registered shareholder) has the power to attend general meetings of Absa and to vote the redeemable preference shares subject to 4.7 below, the ordinary shares and such other rights issue and/or capitalisation shares in its discretion. All cash dividends and other cash payments received by the Absa ESOP Trust will be received as nominee and the Absa ESOP Trust will be required to retain such amounts and to invest such amounts in an interest-bearing account with Absa Bank for the benefit of participants (but also at the risk of the participants). Such investments may be used by the trustees to fund (in whole or part) the option strike prices pursuant to the exercise of options. Any investments not so paid must be released to participants, at that time, within 30 days of the final option exercise date.
Restriction on sale or encumbrance of redeemable preference shares	The redeemable preference shares may not be sold or encumbered by the Absa ESOP Trust or any participant, except with the prior written consent of Absa.

No restriction on sale or encumbrance of Absa ordinary shares	Participants may at any time sell or encumber the Absa ordinary shares they obtain by exercising the options and paying the option strike price.

4.7 **Stock exchange listings and voting rights of the redeemable preference shares on JSE related matters**

Absa's ordinary shares are listed on the JSE. The redeemable preference shares shall be unlisted, and in terms of Rule 4.24 of the Listings Requirements of the JSE such unlisted shares will not be taken into account at shareholder meetings on matters that require a vote in terms of the Listings Requirements. In the light of the proposed BEE ownership transaction being a meaningful BEE initiative, the JSE has ruled that on the basis that current shareholders will not be diluted by more than 11% of the present share capital of Absa as a result of the proposed transactions, the unlisted redeemable preference shares held by Newco (in terms of the BEE ownership transaction) shall be entitled to voting rights equivalent to those of the listed Absa ordinary shares for JSE purposes, whereas the unlisted redeemable preference shares held by the Absa ESOP Trust (in terms of the Absa ESOP transaction) shall not be entitled to such equivalent voting rights for JSE purposes. Furthermore, all unlisted redeemable preference shares will not be taken into account for determining any categorisation in terms of Section 9 (viz Transactions) of the Listings Requirements.

5. **EFFECTS ON ABSA AND ABSA SHAREHOLDERS**

5.1 **Effect of the specific issues (and options) on Absa's authorised and issued share capital**

The authorised and issued share capital of Absa before and after the creation of the redeemable preference shares and after giving effect to the specific issues and exercise of options are as follows:

	Before R'm	After issuing the redeemable preference shares R'm	After exercising the options (i.e. after redemption of the redeemable preference shares and subscription of ordinary shares) R'm
Authorised			
800 000 000 ordinary shares of R2.00 each	1 600	1 600	-
80 467 500 redeemable preference shares of R2.00 each	-	161	-
880 467 500 ordinary shares of R2.00 each	-	-	1 761
			-
Issued			
651 055 074 ordinary shares of R2.00 each	1 302	1 302	-
A maximum of 80 467 500 redeemable preference shares of R2.00 each	-	161	-
A maximum of 731 522 574 ordinary shares of R2.00 each	-	-	1 463
Share premium	1 513	1 513	5 215*

* assumed that Absa ordinary shares are issued at R48.00 each

5.2 Effect of the specific issues (and options) on Absa's shareholders

In terms of the proposed transactions, up to 80 467 500 redeemable preference shares are to be issued at R2.00 each. The holders of these shares have an option attached to the redeemable preference share to subscribe for Absa ordinary shares at the relevant option strike price during the option period, as described in 4.3 above. Absa has attributed a value of R10,67 to the option attached to each redeemable preference share, which translates to a total value for the options of R858,6 million, being 2,8% of Absa's market capitalisation of R30,8 billion (based on 651 055 074 Absa ordinary shares in issue and an Absa share price of R47,31 per share).

The value of R10,67 was calculated by using the widely accepted Binomial Pricing Theory technique for pricing options, with the following assumptions:

Input	Assumption
Style	Bermudan option*
Spot price	R47,31 (being the five-day volume-weighted average trading price on the JSE up to the close of business on 2 April 2004
Option strike prices	If Absa share price ≤ R70.00, then R48.00; or If Absa share price >R70.00 but ≤R100.00, then R48.00 plus R0.70 (70 cents) for each complete R1.00 increment over R70.00; or If Absa share price > R100.00, then the option strike price is R69.00
Bermudan exercise date	3 years and one business day from date of issue of the options
Expiry date	2 years from the first Bermudan exercise date
Volatility for at-the-money forward strike	23,83%
5-year swap rate used to imply risk-free rate (naca)	10,18%
Dividend yield	3,70%

* A Bermudan option is an option that can be exercised on specified dates during its life. In this instance the exercise period covers the two years between the third and fifth anniversaries of the issue date.

5.3 Potential effect of the specific issues (and options) on Absa's calculation of fully diluted earnings and net asset value per ordinary share

In terms of Generally Accepted Accounting Practice – AC104 – options are dilutive on the calculation of earnings per share (i.e. an accounting dilution), when they would result in the issue of ordinary shares for less than fair value (i.e. if the market value of an Absa ordinary share at the date of calculating the Absa earnings per share is higher than the option strike price). For illustrative purposes only and assuming that all the options attached to the redeemable preference shares are exercised and the new Absa ordinary shares subscribed for at the option strike price, the dilutionary effects on earnings per share, irrespective of the date of exercise of the options or the level of earnings, would be those disclosed in the table below.

Assumed Absa ordinary share price R	Resulting option strike price R	Pro-forma dilutionary impact on Absa's diluted EPS %
50.00	48.00	0,5
60.00	48.00	2,4
70.00	48.00	3,7
80.00	55.00	3,7
90.00	62.00	3,7
100.00	69.00	3,7
110.00	69.00	4,4
120.00	69.00	5,0

The proposed transactions may have an effect on the net asset value and/or tangible net asset value per Absa ordinary share at the date of exercise of the option if the actual net asset value or tangible net asset value per Absa ordinary share at that date materially differs from the option strike price.

5.4 **Effect of the specific issues (and options) on Absa's historic earnings and net asset value per ordinary share**

In compliance with the Listings Requirements of the JSE, the pro forma historical financial effects have been prepared for illustrative purposes only, to provide information about how the specific issues might have affected Absa, had the proposed specific issues and subscription been effected on 1 April 2003 (i.e. for the six-month period from 1 April 2003 to 30 September 2003) for income statement purposes and on 30 September 2003 for balance sheet purposes. Because of the nature of the instrument, this may not be a true reflection of Absa's actual financial position or results. The financial benefits emanating from the BEE ownership transaction are difficult to quantify, but are expected to be significant in the future. These benefits have been ignored in computing the effects below.

	Before Note 1 (cents)	After the issue of the redeemable preference shares Note 2 (cents)	(Decrease) (%)	After redeeming the redeemable preference shares and subscribing for ordinary shares Note 3 (cents)	Increase/ (decrease) (Note 3 – Note 1) (%)
Earnings per ordinary share	320.3	315,6	(1,5)	304,7	(4,9)
Headline earnings per ordinary share	324.5	321,9	(0,8)	310,3	(4,4)
Net asset value per ordinary share	2 748.8	2 744.6	(0,2)	2 970,6	8,1
Net tangible asset value per ordinary share	2 723.7	2 719.5	(0,2)	2 948,2	8,2

Notes:

1. The information has been compiled from the unaudited consolidated income statement of Absa for the six-month period ended 30 September 2003 and the unaudited consolidated balance sheet of Absa as at 30 September 2003.

2. The adjustments relate to the assumptions that:
   - 80 467 500 redeemable preference shares have been issued at a price of R2.00 per redeemable preference share;
   - the cash received of R160,9 million from the issue of the redeemable preference shares was utilised to repay current wholesale funding at an average wholesale funding rate of 12,2% per annum (or 8,5% post tax) for the six-month period ended 30 September 2003;
   - the payment of a once-off taxable bonus estimated at R19,8 million (or R13,9 million post tax) to qualifying employees, such that the employee will be entitled to a net cash bonus of R400.00 for the purposes of subscribing for 200 redeemable preference shares at R2.00 each in terms of the proposed Absa ESOP transaction;
   - preference dividends of 11,3% (being 72% of the average prime overdraft rate of 15,7% for the six-month period ended 30 September 2003) have been paid on the redeemable preference shares issued;
   - estimated costs relating to the evaluation, negotiation and implementation of the proposed transactions (including professional fees, publishing costs and statutory fees) of approximately R13,5 million (not tax deductible); and
   - the tax effects related to the above.
3. The adjustments relate to the assumptions that:
   - the options are exercised and 80 467 500 redeemable preference shares are redeemed at R2.00 per share. 80 467 500 new ordinary shares are issued at R48.00 per share pursuant to the exercise of the options, thereby raising R3,9 billion capital;
   - the payment of a once-off taxable bonus estimated at R19,8 million (or R13,9 million post tax) to qualifying employees, such that the employee will be entitled to a net cash bonus of R400.00 for the purposes of subscribing for 200 redeemable preference shares at R2.00 each in terms of the proposed Absa ESOP transaction;
   - earnings of 12,2% per annum (or 8,5% post tax) (being Absa's average wholesale funding rate for the six-month period ended 30 September 2003) have been received on the cash generated of R4,2 billion; comprising of R3,9 billion received on the issue of shares and R0,3 billion cash released due to lower liquidity reserves required by the South African Reserve Bank;
   - estimated transaction costs relating to the evaluation, negotiation and implementation of the proposed transactions (including professional fees, publishing costs and statutory costs) of approximately R13,5 million (not tax deductible); and
   - the tax effects related to the above.

4. No adjustments have been made for IFRS 2 implications as referred to in 5.6 below.

5.5 Effect of the specific issues (and options) on Absa's return on equity

The issue of the redeemable preference shares, in terms of the specific issues, for R160,9 million will be disclosed as a liability and will accordingly not have an impact on Absa's return on equity.

The exact amount of capital to be raised on the specific issue of Absa ordinary shares following the future exercise of the options will depend on the option strike price, which is dependent upon the Absa ordinary share price at the date of exercise of the option.

The amount which could potentially be raised, during the option period (between three and five years from the date of issue of the redeemable preference shares) is expected to be significant (potentially R3,9 billion at an option strike price of R48.00 per share). Absa's return on average equity is a fundamental driver of the Absa business. Absa therefore actively manages its capital needs and returns thereon on a continuous basis and this raising of capital will be managed in the same manner.

5.6 Accounting treatment

A new accounting statement IFRS 2 – Share Based payments – ("IFRS 2") was released in February 2004 to regulate the accounting treatment of equity issued to staff and other parties. It is anticipated that IFRS 2 will be adopted as an accounting standard in South Africa. The Absa board of directors is of the opinion that both the proposed BEE ownership transaction and the Absa ESOP transaction fall within the ambit of the new IFRS 2 and this view is supported by the opinions of KPMG and Ernst & Young, the independent reporting accountants.

IFRS 2 shall become effective for companies with financial years beginning on or after 1 January 2005. In the case of Absa, this implies that IFRS 2 will only affect the issue of share options vesting after 1 April 2005, which would then be accounted for in the financial year-ending 31 March 2006. The BEE ownership transaction has no IFRS 2 accounting impact for Absa, as the options attached to the redeemable preference shares vest immediately on issue of the redeemable preference shares. Regarding the Absa ESOP transaction, however, the options will only vest during the option period as participants need to be employees of Absa at the option exercise date.

In the view of the Absa board of directors the most appropriate gauge of the financial impact of the proposed transactions on Absa and its shareholders is the value of the options issued in terms of these transactions which is reflected in 5.2 at R858,6 million.

While unlikely, it is possible that the accounting treatment described above could subsequently be altered as a result of further developments to accounting standards or if a different interpretation is placed on the newly released IFRS 2. Should this be the case and should any such changes require adjustments to the existing or any prior income statement and/or balance sheet and/or earnings per ordinary share of Absa, then, at the sole election of Absa, after consultation with Newco, Absa will be entitled to convert the variable option strike price to a fixed option strike price of R58.00. In this case the fair value of the options are approximately R833,6 million, which is in line with the fair value of the options at a variable option strike price of R858,6 million.

5.7 Board appointments

On closing of the proposed transactions, Mrs Nthobi Angel and Mr Leslie Maasdorp will be nominated by Newco to join the board of Absa.

The Financial Charter has set a board composition target for financial institutions of 33% black people (with a minimum of 11% being black women) by 31 December 2008. If the Absa shareholders accept the nominations of Mrs Angel and Mr Maasdorp, the Absa board will have 27,8% black representation (5,6% being black women). Absa is confident that the required Financial Charter targets will be achieved well before the targeted date of 31 December 2008.

5.8 Directors' disclosure of interests in the BEE ownership transaction

Mr TMG Sexwale is lead Promoter to the Absa empowerment initiative, Chairman of Newco (which company will upon implementation of the BEE ownership transaction effectively own 10% of the voting shares of Absa), Chairman of Mvelaphanda Holdings (Proprietary) Limited (which company will effectively own 20% of the shares of Newco) and a shareholder of Mvelaphanda Holdings (Proprietary) Limited.

The Promoters have invited Dr FA Sonn and Mr PEI Swartz (both non-executive directors of Absa), Mr IB Skosana (executive director of Absa Bank) and Mr NP Mageza (alternate executive director of Absa Bank) and Dr NB Bam (former non-executive director of Absa) to participate in the BEE groupings upon a basis and terms still to be agreed upon by the Promoters.

6. FAIR AND REASONABLE OPINION

Pursuant to the requirements of 5.51(f) and 5.53(b) of the Listings Requirements of the JSE, a fair and reasonable opinion from an independent professional expert is required, indicating whether the terms and conditions of the proposed transactions are fair and reasonable to Absa's shareholders.

The Absa board of directors has appointed Merrill Lynch South Africa (Proprietary) Limited ("Merrill Lynch") to provide such an opinion. Merrill Lynch has considered the terms of the proposed transactions and, based on a review of information available to it and certain assumptions set out therein, is of the opinion that the proposed transactions are fair and reasonable to the shareholders of Absa. A copy of the full text of the opinion will be included as an annex to the shareholders' circular. Merrill Lynch is acting exclusively for Absa and for no-one else in connection with the proposed transactions and will not be responsible to anyone other than Absa for providing the protection afforded to clients of Merrill Lynch or for providing advice in relation to the proposed transactions.

7. OPINION OF THE BOARD

Absa has taken great care in designing the BEE ownership transaction to ensure that the long-term interests of Absa and all its stakeholders (including its existing and future shareholders) are positively affected. However, Absa is not able to predict the future dynamics of a broadly-based empowerment structure which, by its nature, may generate challenges in the future and accordingly, the future financial and other benefits emanating from the BEE ownership transaction are difficult to quantify. Whilst there can be no absolute assurances that all of the expected benefits of the transaction will materialise in the future, or at all, the board does believe that the transaction will be positive for the future development of Absa's business in general and that failure to proceed with meaningful empowerment initiatives would result in the loss over time of shareholder value substantially in excess of the value of the options referred to in 5.2 above. Taking all the relevant factors into account, the board believes the proposed transactions to be fair and reasonable and in the best interests of Absa.

The Absa board, save for Mr TMG Sexwale, Dr FA Sonn and Mr PEI Swartz, who have recused themselves owing to their involvement in the BEE ownership transaction (see 5.8 above), unanimously recommends that shareholders vote in favour of the resolutions to be considered at a general meeting to be convened specifically for this

purpose.. *In respect of their own holdings of Absa ordinary shares*, the Absa board members, with the exception of Mr Sexwale, Dr Sonn and Mr Swartz, who have recused themselves, intend to vote in favour of the resolutions to be presented at the general meeting.

8. SUSPENSIVE CONDITIONS

The implementation of the proposed transactions are subject to the fulfilment of, inter alia, the following suspensive conditions:

- the conclusion by Newco of funding agreements in respect of the raising of the R146,3 million needed to subscribe for the redeemable preference shares;
- all required regulatory approvals being obtained in unqualified form;
- the conclusion of the shareholders' agreement between the initial members of the BEE groupings, Promoters, Newco and Absa and the shareholders' agreement becoming unconditional;
- the necessary resolutions being passed by the requisite majority of Absa shareholders at a general meeting to be convened specifically for that purpose; and
- that such resolutions are approved by the Registrar of Banks and (to the extent required) registered by the Registrar of Companies.

9. DOCUMENTATION

A circular containing full details of the proposed transactions and incorporating a notice of general meeting, which is subject to the approval of the JSE, is being prepared and will be posted to Absa shareholders in due course.

Johannesburg
6 April 2004

Merchant bank and co-sponsor to Absa	**Lead sponsor to Absa**	**Legal advisers to Absa**
Absa Corporate and Merchant Bank Corporate Finance	**Merrill Lynch South Africa (Pty) Ltd**	**Webber Wentzel Bowens**
Independent adviser to Absa	**Joint independent reporting accountants**	**Transfer secretaries to Absa**
Merrill Lynch South Africa (Pty) Ltd	**KPMG, Ernst & Young**	**Computershare**
Financial adviser to Newco	**Financial adviser to Newco**	**Legal advisers to Newco**
JP Morgan	**Ikiwa**	**Hofmeyr Herbstein & Gihwala Inc**